BlocPower Energy Services 3 LLC

ANNUAL REPORT

2024

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by BlocPower Energy Services 3 LLC, a DE Limited Liability Co (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

OFFERING SUMMARY

Issuer Name	BlocPower Energy Services 3 LLC
Amount Raised	$1,166,350.00

COMPANY OVERVIEW

BlocPower Energy Services 3 LLC ("BPES3" or the "Company"), a dedicated entity within the BlocPower family, is committed to deploying the funds from the forthcoming offering to finance decarbonization projects in low-to-moderate income urban communities across the US.

A subsidiary of the Brooklyn-based, BlocPower LLC, BPES3 leverages the parent company's robust experience in transforming American cities into greener environments. Over the past decade, BlocPower has built a transformative business at the intersection of clean energy, financial innovation, and community impact. With a mission-driven approach, BlocPower has successfully deployed capital into energy efficiency and electrification projects across underserved communities, reducing emissions, lowering energy costs, and generating financial returns.

BlocPower's funding strategy has prominently featured crowdfunding, allowing the public to invest directly in its ventures. This approach is complemented by support from foundations and nonprofits, with plans to continue this mixed funding model moving forward.

As a wholly-owned subsidiary of BlocPower LLC, BPES3 holds and invests sponsor equity into related entities or makes loans to BlocPower LLC. BlocPower LLC provides project and financial management pursuant to a management agreement with BlocPower LLC, ensuring focused project execution.

COMPANY ELIGIBILITY

Name of issuer: BlocPower Energy Services 3 LLC
State of Organization: DE
Date Company Was Formed: 01/04/2021
Type of Company: Limited Liability Co
Physical Address: 367 St Marks Ave #1071 Brooklyn, NY 11238
Web Address: https://bpes3.blocpower.io/
# of Employees: 14

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
BlocPower LLC	Member	100%

The above is the only ownership outstanding for the company. The ownership interests of a(n) DE LLC give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Hanan Levin
Principal Occupation:
- Manager | BlocPower Energy Services 3 LLC
  Dates of Service: 29 November 2023 – Present

Other Positions:
- Co-CEO BlocPowerPublic Benefit Corporation LLC
  Dates of Service: September 2024 - Present
- Head of Finance | BlocPower Public LLC LLC
  Dates of Service: 13 November 2023 – Present

Other Positions in the Past Three Years:
- Co-Founder and CFO | Advanced Sustainable Technologies (A.S.T)
  Plasma waste management
  Dates of Service: March 2017 – Present
- Managing Director | PNC Capital Markets (FIG)
  Banking, Financial Services
  Dates of Service: April 2022 – November 2023
- Finance Advisor | Uncharted Uncharted
  IT Services and IT Consulting
  Dates of Service: January 2020 – November 2023
- Director Capital Markets – Fixed Income | Bank of the West / BNP Paribas Bank
  Banking, Financial Services
  Dates of Service: July 2012 - March 2022

Biography: Hanan Levin is BlocPower's Co-CEO and former Head of Finance. Previously, he was a Managing Director with PNC's Financial Institution Group, providing advice to financial institutions on liquidity, balance sheet management, and capital markets strategies. With over two decades of experience in the capital markets arena, Hanan has advised, underwritten, and managed transactions for multinational financial institutions such as PNC and Bank of the West / BNP Paribas, contributing to over $2 billion worth of transactions. Hanan has dedicated the past eight years to working with cleantech startups advising on financial and growth strategies, developing long-term profitable business partnerships and optimizing capital structures for fundraising and investment. Hanan holds an MBA from UNC Kenan-Flagler and a BA in Economics from Yale University.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. There are no guarantees or assurances that the Company will be able to repay your investment. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Business Performance Risk
The Company's ability to generate revenue and meet its financial obligations depends on several factors that could impact overall business performance. The Company's customers may fail to make payments, which could reduce available cash flow and require costly enforcement actions or alternative financing solutions. Operational disruptions, including software or hardware failures, could lead to unexpected repair or replacement costs, affecting profitability. Additionally, while the Company has identified projects to finance, unforeseen challenges may impact their viability, and competition or other factors could limit the ability to secure new projects, potentially affecting revenue streams. Fluctuations in financial metrics, such as the Debt Service Coverage Ratio (DSCR), may also impact the Company's ability to meet debt obligations. Finally, cybersecurity threats pose risks to data security and operational continuity, which could result in financial and reputational harm. Any of these factors could negatively affect the Company's financial position and its ability to repay investors.

Competition
The market in which the Company will operate is highly competitive. The Company will compete with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest paid by a company should compensate the Holders for the level of risk the Holders is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk you are assuming.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

The Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Operating History Risk

The Company is an earlier-stage business with limited revenue history. As a result, its success depends on overcoming challenges common to new ventures, including market adoption, operational execution, and financial sustainability. The Company may introduce new lines of business, which could require significant investment and carry inherent uncertainties.

Investing in an earlier-stage company is speculative, as there is no established track record of revenue or profitability. The Company's ability to execute its business plan and achieve financial stability depends on its management team, market conditions, and the effective deployment of funds raised. Additionally, a portion of investor funds may be allocated to operational expenses, including employee compensation.

The Company operates within a complex organizational structure involving multiple special purpose vehicles (SPVs) and project entities. While designed for risk isolation and operational efficiency, this structure also introduces interdependencies that could amplify financial or operational challenges across projects, potentially impacting the Company's overall stability and ability to meet investor obligations.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company will use human personnel to staff and operate its facilities and attractions. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's facilities, attractions and/or services or the Company itself could negatively impact the future of its business.

Natural Disaster

There is the possibility that a natural disaster or other events beyond the control of the Company could cause damage to equipment, facilities, or operations. This may cause unexpected replacement costs and negatively impact financial returns.

Regulatory Risk

The Company is subject to federal, state, and local regulations, which are subject to change through legislative, regulatory, or judicial actions. Changes to federal, state, or local regulations could impact the Company's long-term growth and financial performance. Future projects and strategic planning may be vulnerable to policy shifts.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

Future Investors Might Have Superior Rights

With respect to the additional capital the Company will require in the future to commence operations, the Company might borrow money and/or sell equity interests, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

Possibility of Fraud
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:
- You might want to keep the compensation of managers low, while managers want to make as much as they can.
- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.
- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.
- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

     n/a

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*

Form C Filing	Host Platform	Offering Name	Total Raised
3/8/2021	Raise Green	Climate Impact Note #1	$997,250
1/19/2022	Raise Green	Climate Impact Note #2	$999,820
3/8/2022	Raise Green	Climate Impact Note #3	$808,800
3/2/2023	Wefunder	Climate Impact Note #4	$472,012
11/14/2023	Raise Green	Climate Impact Note #5	$423,350
7/18/2024	Climatize	Climate Impact Note #6	$250,000
8/22/2024	Climatize	Climate Impact Note #7	$493,000

For the year ended 12/31/2025, The Company is currently raising funds with Honeycomb Credit through Regulation CF, and has raised $140,800 at the time of this filing.

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

No Insider Transactions have occured.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i) at the time of the filing of this offering statement bars the person from:
      a) association with an entity regulated by such commission, authority, agency or officer;
      b) engaging in the business of securities, insurance or banking;
      c) engaging in savings association or credit union activities; or

   ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

      ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: {website}

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the issuer liquidates or dissolves its business in accordance with state law.

FINANCIAL CONDITION OF THE ISSUER

Below are the current debt obligations of the business:

Creditor	Amount	Interest Rate	Maturity Date
BlocPower Climate Impact Note 1	$804,480	5.50%	5/15/2023
BlocPower Climate Impact Note 2	$874,585	5.50%	3/23/2034
BlocPower Climate Impact Note 3	$707,364	5.50%	5/1/2034
BlocPower Climate Impact Note 4	$444,839	6.50%	5/1/2035
BlocPower Climate Impact Note 5	$355,902	7.25%	1/2/2036
BlocPower Climate Impact Note 6	$250,000	8.00%	10/14/2031
BlocPower Climate Impact Note 7	$493,000	10.00%	11/19/2029
Total Balance			

FINANCIAL INFORMATION

Balance Sheet

ASSETS	2024
Cash & Equivalents	2,628,388
Accounts Receivable	26,635,419
Fixed Assets	32,544
Other Assets	6,719,741
TOTAL ASSETS	**36,016,092**
LIABILITIES & EQUITY	
Accounts Payable	4,103,262
ST-Debt Payable	14,774,730
LT-Debt Payable	10,646,713
TOTAL LIABILITIES	**29,524,704**
Retained Earnings	(33,930,703)
Net Income	(3,377,629)
TOTAL OWNER'S EQUITY	**6,491,388**
TOTAL LIABILITIES & EQUITY	**36,016,092**

Income Statement

INCOME	2024
Total Revenue	52,864,038
Cost of Goods Sold	40,283,342
GROSS PROFIT	**12,580,696**
Operating Expenses	15,641,770
NET INCOME	**(3,377,629)**

Statement of Cash Flows

	2024
NET INCOME (LOSS)	(3,377,629)
CASH FLOW ACTIVITIES	
Net Cash from Operations	(25,102,950)
Net Cash from Investing	(2,461,978)
Net Cash from Financing	7,499,051
NET INCREASE (DECREASE) IN CASH	(20,065,877)

There have been no changes in the company ownership for the period reviewed.

OFFICER CERTIFICATE

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

Hanan Levin

_____

Hanan Levin

Co-CEO